

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 10, 2009

Mr. Scott Perry
Chief Financial Officer
Gammon Gold Inc.
1701 Hollis Street
Suite 400, Founders Square, PO Box 2067
Halifax, NS Canada B3J 2Z1

> **Re: Gammon Gold Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008,**
> **As Amended**
> **Filed August 12, 2009**
> **Response Letter Dated September 30, 2009**
> **File No. 1-31739**

Dear Mr. Perry:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2008, As Amended

Exhibit 99.3

Restated Consolidated Financial Statements

Note 2. Restatement of Consolidated Financial Statements

1.   We note from your response to prior comment number two that "When assessing the lower of cost and net realizable value, the Company compares the historical cost of its inventories in US dollars against the current market prices of gold, which are also denominated in US dollars." Please clarify for us whether your response considered your lower of cost and market assessment, as contemplated by paragraphs 49 and 50 of CICA Handbook Section 1651, for your supplies

inventory, which you indicate on page 7 "consists of mining supplies and consumables used in the operation of the mines."

Note 5. Change in Estimate

2.	We note from your response to prior comment number three that "The Company mines in areas not included in its proven and probable reserves because current gold prices exceed the gold price used in the reserve study being used for amortization purposes. As a result, there was a need to reflect the amortization of the capitalized costs related to this portion of the Company's total mineralization." Please tell us the date of the reserve study you are using for amortization purposes. As part of your response, please tell us how the facts you cite in your response were considered in the amounts of reserves you reported by category at December 31, 2008, and explain to us how you considered updating your reserve study and revising your depletion base using the updated study given the changes in circumstances you describe.

3.	We note from your response to prior comment number four you believe Canadian GAAP permits inclusion of that portion of mineralization expected to be classified as reserves, in addition to proven and probable reserves, in your depletion base. Please clarify certain information provided in your response by addressing the following:

- Tell us whether the numerator of your depletion base includes the estimated development and restoration costs associated with accessing your measured, indicated and inferred resources. If these costs are not included in the numerator, please explain to us your basis for exclusion;

- Please expand your accounting policy footnote to explain in greater detail the policy you have developed for determining how to adjust the estimated quantities of your measured, indicated and inferred resources for the risks associated with extracting those resources (such as, without limitation, existence, grade, and/or prices). In your response to this comment, please provide us with a sample of your proposed expanded disclosure;

- Your response appears to indicate there are differences in how you determine the portion of mineralization expected to be classified as reserves within your depletion base, based on the specific property. As such, please explain to us and expand your disclosure as necessary to address how these differences are contemplated by your accounting policy;

- Tell us whether you are aware of other Canadian companies applying a similar policy for determining their depletion base. If applicable, please provide us with a list of those companies.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief